

Andy Leisner · 3rd

CEO at Volcon ePowersports • Enthusiast-mobility executive • Lifelong motorcyclist • Competitive cyclist • Dedicated father • 44-year T1

Irvine, California, United States · 500+ connections ·

Contact info

 **VOLCON**

 **University of Californ Angeles**

Featured

VOLCON | E POWERSPORTS
volcon.com

Experience



Chief Executive Officer
VOLCON · Full-time
Oct 2020 – Present · 1 mo
Austin, Texas, United States

Manage overall operations of the world's only 100
Delivering high-quality, competitively priced two a
that create family fun, adventure and utility for co



Senior Vice President, Managing Director,
Bonnier Corporation
May 2013 – Oct 2020 · 7 yrs 6 mos
Irvine, CA

Complete P&L responsibility leading a staff of 25
titles across video, digital, mobile, print, custom c
platforms. Brands include Cycle World, Motorcycli
Wheels, MC Garage, MC Commute and Five Best

Publisher
Cycle World
Aug 2010 – May 2013 · 2 yrs 10 mos

Overall product, operational and financial manage
motorcycle media source. Bonnier Corporation's (
engaging content to motorcycle enthusiasts wher
love, including in print, online, via mobile devices,

COO
Hardcard Systems, Inc.
Nov 2007 – Aug 2010 · 2 yrs 10 mos

Hardcard Systems was founded by senior sports e
alternative to the extraordinary costs faced in timi
with Radio Frequency Identification (RFID) leader
to accurately time and score (in milliseconds) high



Managing Partner
Hardcard Holdings LLC
Nov 2006 – Aug 2010 · 3 yrs 10 mos

Hardcard Holdings LLC, a leading motorsports management and consulting firm. Hardcard
partners are VP/CEO-level executives experienced in virtually every area of motorcycling and
the racing business including; management of racetracks, sanctioning bodies, race operations
athletes, brands, licensed merchandise, sponsorship development, race teams and **...see mor**

Show 3 more experiences ⌄

Education



University of California, Los Angeles



Bachelor of Arts, Economics
1985 – 1990
Activities and Societies: Competed as a professio
World Championship Series while studying full tim

Volunteer Experience



Board of Directors
Motorcycle Industry Council
Jan 2016 – Oct 2020 • 4 yrs 10 mos

Chairperson, Aftermarket Committee

Board Member, Treasurer
Laguna Niguel Girls Softball
Jan 2017 – Present • 3 yrs 10 mos
Children

Skills & Endorsements

Advertising · 85

 Endorsed by **Nick Matarazzo and 15 others who are highly skilled at this**

Sponsorship · 61

 Endorsed by **Phil Baker and 1 other who is highly skilled at this**    Endorsed by **4 of Andy's colleagues at B Corporation**

Marketing Strategy · 56

 Endorsed by **Eric Anderson and 15 others who are highly skilled at this**    Endorsed by **6 of Andy's colleagues at B Corporation**

Show more ⌄

Recommendations

Received (0)   **Given (9)**



Ashley Roberts

Marketing Director at
Bonnier Corporation

October 22, 2020, Andy
managed Ashley directly

I worked with Ashle
Ashley worked in ou
position of Marketin
problem-solving, m
skills. She drove ou

Shelby Gregorich

Digital Advertising Manager
at Bonnier Corporation

October 2, 2020, Andy
managed Shelby directly

I worked with Shelb
Bonnier Corporatio
productive and pro
optimization, perfo
with. Shelby manag

Show more

Accomplishments

1   **Language**

Spanish

1   **Organization**

Motorcycle Industry Council

Interests

Motorsports Marketing Professio...
10,745 members

Formula E
49,998 followers

Milestone s.r.l.
5,314 followers

EXTREME E
7,242 followers

Motorcycle Industry Professionals
9,862 members

University of California, Los Ang
709,999 followers

See all